UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Transaction

               On May 6, 2020, Atento S.A. (the “Company”) announced the arrangements to facilitate HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC’s, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”)’s (collectively, the “Institutional Investors”) acquisition of ordinary shares of the Company currently held indirectly by Bain Capital in exchange for senior PIK notes currently held by the Institutional Investors (the “Transaction”). Following the completion of certain regulatory conditions, including antitrust filings in Brazil and Mexico, the Director Nomination Agreements, each dated May 6, 2020, by and between the Company and each of HPS, GIC and Farallon (each, a “Director Nomination Agreement”), and the Registration Rights Agreement, dated May 6, 2020, by and among the Company, HPS, GIC and Farallon (the “Registration Rights Agreement”), have become effective as of June 22, 2020. Atento will also terminate the existing registration rights agreement, dated as of October 6, 2014, by and between the Company and Atalaya Luxco Pikco S.C.A., which has become effective upon completion of the Transaction on June 22, 2020.

Board of Directors

On June 24, 2020, the Board of Directors (the “Board”) of the Company elected Mr. Roberto Rittes to serve as a Class III Director to replace David Danon. Mr. Rittes de Oliveira Silva, 46, is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has a Master’s degree in Business Administration from Harvard Business School and a Bachelor degree s in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

On June 24, 2020, the Board elected Mr. Antenor Camargo to serve as a Class II Director to replace Stuart Gent. Mr. Camargo, 34, is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor’s in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

On June 24, 2020, the Board elected Mr. John Madden to serve as a Class III Director to replace Charles Megaw. Mr. Madden, 46, is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK.  He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

On June 24, 2020, the Board elected Mr. Oliver Feix, to serve as Class II Director to replace Vishal Jugdeb. Mr. Feix, 44, is a Managing Director at HPS Investment Partners. Prior to joining HPS in 2008, Mr. Feix was a Vice President at Morgan Stanley and a member of the Leveraged and Acquisition Finance Team, where he focused on originating, executing and distributing leveraged loans and special situation financings. Prior to that, Mr. Feix worked at Deutsche Bank in London. Mr. Feix holds an MSc in Economics from the University of Konstanz.

On June 22, 2020, Mr. Stuart Gent, Mr. Charles Megaw, Mr. David Danon and Mr. Vishal Jugdeb resigned from the Board of Directors of the Company effective immediately. Their resignations were not due to any disagreement with the Company, but as a consequence of the completion of the Transaction.

Exhibits

               Copies of each the Director Nomination Agreements and the Registration Rights Agreement, together with the press release for this communication, are attached as exhibits 10.1, 10.2, 10.3, 10.4 and 99.1, respectively, to this 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: June 25, 2020	By: /s/ Carlos Lopez - Abadia Name: Carlos López - Abadía Title: Chief Executive Officer

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